UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

January 16, 2018

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

N/A

(Translation of Registrant’s Name into English)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	3841 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

+44 1235 750800

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On January 16, 2018, Lombard Medical, Inc. (the “Company”) was notified by OTC Markets that the Company’s market capitalization has stayed below $5 million for the past 30 consecutive calendar days and no longer meets the Standards for Continued Qualification of the OTCQX International. The Company has commenced a 180 calendar day grace period to regain compliance. To regain compliance the Company’s market capitalization must stay at or above $5 million for 10 consecutive trading days. The additional 180 calendar day grace period will expire on July 10, 2018. If the Company fails to regain compliance during this grace period, its common stock will be moved to the OTC Pink or OTCQB.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: January 17, 2018	By:	/s/ Kurt Lemvigh
Kurt Lemvigh
Chief Executive Officer

[Signature Page to Form 6-K]